15049828

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Vase Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Livingston Street Suite 10
(No. and Street)

Rhinebeck (City) NY (State) 12572 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Van Duyne Bruno & Co.
(Name – *if individual, state last, first, middle name*)

18 Hook Mountain Rd. P.O. Box 896 (Address) Pine Brook (City) NJ (State) 07058 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2015
REGISTRATIONS BRANCH
13

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

Van Duyne, Bruno & Co., P.A.

Certified Public Accountants & Advisors

BLUE VASE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

BLUE VASE SECURITIES LLC

TABLE OF CONTENTS

December 31, 2014

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Director's and Members
of Blue Vase Securities, LLC

We have audited the accompanying statement of financial condition of Blue Vase Securities, LLC a New York Corporation, as of December 31, 2014, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blue Vase Securities, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Van Duyne, Bruno & Co.

Pine Brook, NJ

February 24, 2015

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com

312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

BLUE VASE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Current assets	
Cash and cash equivalents	$ 174,555
Accounts receivable	103,752
Brokers receivable	100,000
Prepaid expenses	6,758
Total current assets	385,065
Property, plant, and equipment	
Machinery and equipment	77,102
Furniture and fixtures	26,610
Leasehold improvements	13,791
	117,503
Less: accumulated depreciation	(97,414)
Net property, plant and equipment	20,089
Other assets	
Security deposits	100
Total assets	$ 405,254

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable	$ 13,327
Accrued partnership taxes	1,500
Accrued expenses	11,873
Total liabilities	26,699
Members' equity	378,555
Total liabilities and members' equity	$ 405,254

See notes to the financial statement.

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Blue Vase Securities, LLC (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company's operations consist primarily of engaging in transactions on the secondary markets for equities and equity options.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA")

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the accrual method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5 years.

Statement of cash flows

The Company in compliance with Accounting Standards Codification 230, Statement of Cash Flows has adopted the indirect method of presenting its statement of cash flows.

Financial instruments

The Company's financial instruments are cash and cash equivalents, receivables, prepaid expenses, accounts payable, accrued expenses, and partnership taxes payable. The recorded values approximate their fair values based on their short-term nature.

Note 1 – Summary of Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis.

Investments – Inventory and fair value

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 1 – Summary of Significant Accounting Policies (continued)

Investments – Inventory and fair value (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The fair value of substantially all securities is determined by quoted market prices and are classified as Level 1. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market and are classified as Level 2. Gains or losses on securities sold are based on the specific identification method.

Note 2 – Credit Risk

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 - Inventory – Clearing Account

The clearing and depository operations for the Company's transactions are provided by Wedbush Securities. At December 31, 2014, the account balance of $100,000 represented the Company's clearing deposit that had not been transferred by the clearing house until 2015.

Note 4 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment amounted to $2,911 for December 31, 2014, as shown in the statement of income.

Note 5 – Prepaid Expenses

Prepaid expenses at December 31, 2014 are summarized as follows:

Prepaid CRD fees	$ 1,619
Prepaid expenses	5,139
Total	$ 6,758

Note 6 - Commitments

Minimum annual rental lease commitments for the main office are as follows:

2015 (New York)	$38,156

Rent expense amounted to $80,723 for the year ended December 31, 2014, as shown in the statement of operations.

Note 7 – Off-Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

Note 8 – Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involved the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

For the period ended December 31, 2014, approximately 72% of the Company's revenues were from two customers.

Note 9 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $5,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $247,956 which exceeded its required net capital by $242,956.

Note 10 – Recent Accounting Pronouncements

ASU 2014-15 Presentation of Financial Statements – Going Concern (Subtopic 205-40) - Currently there is no guidance in GAAP about management's responsibility to evaluate where there is a substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this Update provide that guidance. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures.

The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date of the financial statements are issued (or available to be issued).
The amendments in this update are effective for the annual period ending after December 15, 2016.

ASU 2014-09 Revenue from Contracts with Customers (Topic 606) - Revenue is an important number to users of financial statements in assessing an entity's financial performance and position. However, previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting (IFRS), and both sets of requirements were in need of improvement.

The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
To achieve that core principle, an entity should apply the following steps:
Step 1: Identify the contract(s) with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Note 10 – Recent Accounting Pronouncements (continued)

For nonpublic entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2017.
New Accounting Pronouncements and Policies – Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the Financial Statements.

ASU 2014-02 Intangibles – Goodwill and Other (Topic 350) – The amendments in this Update allow an accounting alternative for the subsequent measure of goodwill. An entity with the scope of the amendments that elects the accounting alternative in this Update should amortize goodwill on a straight-line basis over 10 years, or less than 10 years if the entity demonstrates that another useful life is more appropriate. An entity that elects the accounting alternative is further required to make an accounting policy election to test goodwill for impairment at either the entity level or the reporting unit level. If elected, the effective date is annual periods beginning after December 15, 2014. The Company is not anticipating the adoption of this ASU.

ASU 2014-07 Consolidation (Topic 810) (Applying Variable Interest Entities Guidance to Common Control Leasing Arrangements – The amendments permit a private company lessee (the reporting entity) to elect an alternative not to apply VIE guidance to a lessor entity if (a) the private company lessee and the lessor entity are under common control, (b) the private company lessee has a lease arrangement with the lessor entity, (c) substantially all of the activities between the private company lessee and the lessor entity are related to leasing activities (including supporting leasing activities) between those two entities, and (d) if the private company lessee explicitly guarantees or provides collateral for any obligation of the lessor entity related to the asset leased by the private company, then the principle amount of the obligation at inception of such guarantee or collateral arrangements does not exceed the value of the asset leased by the private company from the lessor entity.

If elected, the accounting alternative should be applied retrospectively to all periods presented. The alternative will be effective for annual periods beginning after December 15, 2014, and early application is permitted.

Note 11 – Subsequent Events

Management has evaluated subsequent events through February 24, 2015, the date on which the financial statements were available to be issued.